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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of July, 2000

                         Frontline Ltd.
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         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F   X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                  No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated July 7, 2000.

Attached as Exhibit 2 is a copy of the press release of the Company, dated July 12, 2000.

Attached as Exhibit 3 is a copy of the press release of the Company, dated July 18, 2000.











































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                            FRONTLINE

                            EXHIBIT 1

FRO - ACQUISITION

FRONTLINE FILES RESTRUCTURING PLAN FOR GOLDEN OCEAN LTD.

Frontline filed as of July 7 a financial restructuring plan for Golden Ocean Ltd, currently under Chapter XI administration. Two other competing plans where filed within the time limit defined by the Bankruptcy Court. A disclosure hearing in Court is scheduled for July 28. In this hearing the contents of the plans will be evaluated, and the approved plans will subsequently be distributed to the creditors for solicitation of votes.

Frontline's proposal includes that all assets and senior loans will be absorbed by the reorganized Golden Ocean Group. Unsecured creditors will receive a cash dividend of up to 17 % of face amount. Total unsecured claims are in Frontline's plan capped to maximum USD 305 million.

The fact that the Board of Golden Ocean decided to breach the term sheet, which was signed between Golden Ocean and Frontline, opened the possibility for Frontline's Board to re-evaluate the terms under which Frontline could be prepared to complete a financial restructuring of Golden Ocean. Frontline's Board decided in this situation to increase the cash alternative offered to the unsecured creditors from 15 to 17 % of face value. At the same time the board decided to eliminate the Frontline share and warrant alternative, which was a part of the initial term sheet. This alternative had due to the strong development in Frontline's share price substantially more value than the cash alternative. The need to change the terms was a reflection of Golden Ocean's increased administration cost in the Chapter XI process, uncertainty created by Bentleys attempt to frustrate the process, as well as a function of Frontline's increased financial strength.

After an initial review of the two alternative proposals
Frontline's Board is confident that Frontline's plan offers the best value to Golden Ocean's creditors.

Frontline and affiliated parties control as of July 7 32 % of Golden Ocean's outstanding bond issue. The Board remains confident that Frontline as the largest unsecured creditor in Golden Ocean and as the industry leader will take a leading role in the restructuring of Golden Ocean.

Hamilton, Bermuda
July 7, 2000


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Contact persons :  Ola Lorentzon
                   Tel: +47 23 11 40 00

                   Tom E. Jebsen
                   Tel: +47 23 11 40 00

                   Tor Olav Troim
                   Tel: +47 23 11 40 00













































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                            EXHIBIT 2

FRO - ACQUISITION

Frontline and affiliated parties have as of July 11 increased their holding in Golden Ocean Group Limited's USD 291 million bond issue to totally USD 104.5 million. Through the purchases of the bonds Frontline and affiliated parties have acquired control of more than 1/3 of the total estimated unsecured claims in Golden Ocean. The current position gives Frontline and affiliated parties negative voting control in connection with the ongoing Chapter XI restructuring of Golden Ocean.


Hamilton, Bermuda
July 12, 2000


Contact person:    Tor Olav Troim,
                   tel. +47 23 11 40 00

































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                            EXHIBIT 3

FRO:     CAPITAL ISSUE

The Board of Frontline has as of yesterday used its current authorisation to issue 68,700 new shares in Frontline. The shares have been issued as payment for USD 5 million of Golden Ocean
Bonds.

Based on the closing price at Oslo Stock Exchange on 17 July of NOK 108 and a FX rate between USD/NOK of 8.73 the payment equals
17 % of face value, which is in line with the offer Frontline has given for the restructuring of Golden Ocean.

After this Frontline and affiliates own USD 109.5 million, or 38
%, of Golden Ocean's USD 291 million Bond issue.

Shares were used as payment for the bonds due to the seller's preference to have a continued interest in the tanker market.

The Frontline Board will consider using the same mechanism in the future to further increase the holding of Golden Ocean Bonds.

Total number of shares in Frontline after completion of this issue is 78,838,060.


Hamilton, Bermuda
18 July 2000


Contact person:    Tor Olav Troim,
                   tel. +47 23 11 40 00




















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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Frontline Ltd.
                             --------------------------
                             (Registrant)



Date     July 18, 2000       By  /s/ Kate Blankenship
                             --------------------------
                                     Kate Blankenship
                                     Company Secretary



































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